PROPELL CORPORATION

336 Bon Air Center, No. 352

Greenbrae, CA 94904

December 16, 2008

VIA FACSIMILE AND

EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C.  20549

Attention:  Jennifer R. Hardy

Legal Branch Chief

Re:  File No. 333-150862

Propell Corporation

Dear Ms. Hardy:

Propell Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on December 18, 2008 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROPELL CORPORATION

By:    /s/ Edward L. Bernstein

Edward L. Bernstein

Chief Executive Officer